UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2011

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Report of Material Matters

SK Telecom Co., Ltd. (the “Company” or the “Surviving Company”) intends to incorporate a new company (the “Spin-off Company”) through a simple vertical spin-off pursuant to Articles 530-2 through 530-12 of the Commercial Code, as below.

1. Purpose of Spin-off

(1)	By separating out the platform business of the Surviving Company, it is possible to enhance business specialization and foster efficiency in management, thereby maximizing shareholder value.

(2)	By distributing investor risk relating to each business, management risk can be minimized, and business competitiveness can be fostered through efficient distribution of business resources.

(3)	By establishing an appropriate decision-making structure in light of the peculiarities of each business, and facilitating the establishment of a rational system for evaluation of results, a system of responsible management can take root.

(4)	By specializing each business, it is possible for each business to respond quickly to the market environment and policy changes, and by investing heavily in the core businesses, global competitiveness can be secured.

2. Method of Spin-off

(1)	The Spin-off Company will be incorporated through a spin-off of the platform business (“Spin-off Business”) of the Surviving Company as below, pursuant to Articles 530-2 through 530-12 of the Commercial Code. The spin-off will be in the form of a simple vertical spin-off whereby all of the shares in the Spin-off Company will be allocated to the Surviving Company, and the Surviving Company will survive the spin-off. The Surviving Company will remain a listed company while the Spin-off Company will be a non-listed company.

<Details of Spin-off>

	Company Name	Business
Surviving Company	SK Telecom Co., Ltd.	All businesses other than the business of the Spin-off Company
Spin-off Company	SK Platform Co., Ltd. (tentative)	Platform business

(Note)	The name of the Spin-off Company may change at the extraordinary shareholders’ meeting for approval of the Spin-off Plan, or the inaugural meeting of the Spin-off Company.

(2)	The date of spin-off will be October 1, 2011.

(3)	The spin-off will take place pursuant to a special resolution of the shareholders’ meeting in accordance with Article 530-3, Sections 1 and 2 of the Commercial Code. Pursuant to Article 530-9, Section 1 of the Commercial Code, the Surviving Company and the Spin-off Company are jointly and severally liable for the obligations of the Surviving Company accrued prior to the spin-off.

(4)	In the event where the Surviving Company pays any debt that is transferred to the Spin-off Company pursuant to this Spin-off Plan, or otherwise both companies are released from liability through outlay of funds by the Surviving Company, due to the joint and several liability of the Surviving Company and the Spin-off Company for the obligations of the Surviving Company accrued prior to the spin-off, the Surviving Company will have a right of recovery from the Spin-off Company. In the event where the Spin-off Company pays any debt which belongs to the Surviving Company pursuant to this Spin-off Plan, or otherwise both companies are released from liability through outlay of funds by the Spin-off Company, the Spin-off Company will have a right of recovery from the Surviving Company.

(5)	In principle, any and all assets and liabilities, rights/obligations, and anything of value (including licenses and permits, employment relationships, contractual relationships, and litigations) of the Surviving Company shall belong to the Spin-off Company if it relates to the Spin-off Business, and to the Surviving Company if it relates to any other business.

(6)	Any obligation that arises/accrues in relation to the business of the Surviving Company after the date of spin-off, due to an act or event taking place prior to such date, or obligation (any type of obligation including potential liabilities under public and private laws) that already had arisen/accrued prior to such date but is not reflected in this Spin-off Plan for any reason including failure to recognize such obligation, shall belong to the Spin-off Company if the act or fact giving rise to the obligation relates to the Spin-off Business, and to the Surviving Company if it relates to any other business. In the event where it cannot be determined whether the obligation relates to the Spin-off Business, the obligation shall be shared by the Surviving Company and the Spin-off Company in proportion to their respective share of the value of net assets distributed pursuant to the spin-off.

(7)	Any claim or other right acquired in relation to the business of the Surviving Company after the date of spin-off, due to an act or event taking place prior to such date, or a claim or other right (any type of claim including potential claims under public and private laws) that already had been acquired prior to such date but is not reflected in this Spin-off Plan for any reason including failure to recognize such right, shall be treated in the same manner as the preceding paragraph.

(8)	The assets, liabilities and capital of the Spin-off Company shall in principle be determined by distribution of the assets and liabilities belonging to the Spin-off Business or relating directly or indirectly thereto, but the amounts of assets, liabilities and capital shall be determined by collectively taking into account the future operational and investment plans of the Spin-off Company.

(9)	Spin-off Schedule

	Event	Date

	Board Resolution	July 19, 2011

	Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off	August 4, 2011

	Shareholders’ Meeting for Approval of Spin-off Plan	August 31, 2011

	Date of Spin-off	October 1, 2011

	Shareholders’ Meeting for Report of Spin-off or Inaugural Meeting of Shareholders	October 4, 2011

	Registration of Spin-off	October 5, 2011

	Notice of closure of shareholders register	July 20, 2011

	Period of closure of shareholders register	August 5 – August 8, 2011

Others	Public notice of shareholders’ meeting	August 10 and 12, 2011

	Dispatch of notice of shareholders’ meeting	August 12, 2011

(Note 1)	The above schedule is subject to adjustment based on relevant laws and consultations with the relevant authorities.

(Note 2)	It is expected that a board resolution will be adopted and announced in lieu of the above Shareholders’ Meeting for Report of Spin-off.

3. Matters Relating to the Spin-off Company

(1)	Name, purpose, head office, method of public notice and accounting period

Name	Korean: SK Platform Chusik Hoesa (tentative)
English: SK Platform Co., Ltd. (tentative)

Purpose	See [Attachment 3] Articles of Incorporation of SK Platform Co., Ltd. (tentative)

Head Office Address	11 Euljiro 2-ga, Jung-gu, Seoul, Korea

Method of Public Notice	Publication in The Korea Economic Daily, a newspaper of general circulation in Seoul

Accounting Period	Fiscal year commences on January 1 and ends on December 31 of each year

(Note)	The name of the Spin-off Company may change at the extraordinary shareholders’ meeting for approval of the Spin-off Plan, or the inaugural meeting of the Spin-off Company.

(2)	Total number of authorized shares and par value per share

Number of authorized shares	Par value per share
240,000,000	500 Won

(3)	Total number, type, and number of each type, of shares to be issued upon spin-off

Item	Shares
Total number of shares issued	60,000,000
Registered common shares	60,000,000

(4)	Matters relating to allocation of shares to shareholder of Spin-off Company

The spin-off is a simple vertical spin-off, and thus all of the shares issued by the Spin-off Company will be allocated to the Surviving Company.

(5)	Provision on amount to be paid to shareholder of Spin-off Company, if determined

Not applicable.

(6)	Share Capital and Reserve of Spin-off Company

Item	Amount
Share Capital	30,000,000,000 Won
Reserve	1,213,687,822,533 Won

(Note 1)	Reserve consists of capital surplus.

(Note 2)	The above figures may change on the date of spin-off, and will be confirmed when the items subject to spin-off as of September 30, 2011 are determined.

(7)	Matters relating to the case where it is decided that the Spin-off Company will accept the obligations of the Surviving Company only to the extent that they relate to the Spin-off Assets

Not applicable.

(8)	Matters relating to directors of the Spin-off Company

The directors and statutory auditor of the Spin-off Company shall be elected at the inaugural shareholders’ meeting of the Spin-off Company.

(9)	Other matters to be provided in the Spin-off Company’s Articles of Incorporation (the “AOI”)

The AOI of the Spin-off Company is as set forth in [Attachment 3]. However, the provisions of the AOI may be amended by resolution of the board of directors of the Surviving Company, prior to the date of public announcement or notice of extraordinary shareholders’ meeting for approval of the Spin-off Plan, and the major amendments adopted by such resolution will be publicly announced or notified together with the notice of extraordinary shareholders’ meeting for approval of the spin-off.

(10)	Method of incorporation of Spin-off Company

The Spin-off Company’s capital will consist exclusively of the Spin-off Assets without offering its shares to any third party shareholders.

4. Matters Relating to the Spin-off Business

(1)	Industry characteristics

As the smartphone/tablet industry grows, there will be an increased demand in the platform industry to connect content providers with smartphone/tablet users, which will provide opportunities in the platform industry to increase revenue by advertisements and commerce.

	Growth of the smartphone/tablet industry

Worldwide sales and forecasted sales of smartphones/tablets

Unit: millions of units

Category	2008	2009	2010	2011	2012	2013	2014	2015
Smartphone	252	285	269	366	455	555	670	774
Tablet			18	70	108	160	223	294

Source: Gartner (April 2011)

In the Korean domestic mobile devices market, 19.5% (approximately 10,210,000 units) of mobile devices were smartphones, and the market share of smartphones is rapidly growing.

Cumulative number of smartphone/tablet subscribers in Korea

Unit: ten thousands of subscribers

Category	2010	2011	2012	2013	2014	2015
Smartphone	733	1,883	2,706	3,324	3,820	4,213
Tablet	18	180	383	563	744	982

Source: Korea Communications Commission (December 2010)

‚	Evolution of mobile communication networks

Following the development of the 4G LTE network, it is expected that a diverse range of content platforms will increase, such as for self broadcasting, high-capacity multimedia streaming, cloud based N-screen services and location services.

Mobile communication network speed by technology generation

Generation	Mobile Communication Network	Download Speed	Upload Speed
4G	LTE-Advanced (expected in 2013)	1 Gbps	500 Mbps
	LTE	75 Mbps	37.5 Mbps
3.5G	HSPA+	21 Mbps	5.76 Mbps
	HSUPA/HSDPA	14.4 Mbps /14.4 Mbps	5.76 Mbps / 384 Kbps
3G	WCDMA	2 Mbps	384 Kbps

ƒ	Growth of application marketplaces

The growth of application marketplace that began with Apple’s App Store is providing platform businesses with a new opportunity for revenue generation. The competitive paradigm has shifted into a competition between “ecosystems” that include third parties such as application developers in addition to the platform service providers.

Worldwide growth of application marketplaces

Category	2008	2009	2010	2011	2012
Sales (millions of US$)	807	4,002	6,107	10,108	15,805
Number of downloads (millions)	505	2,516	4,501	8,001	14,001

Source: Electronics Information Center, Korea Electronics Technology Institute (February 2010)

Competition among foreign application marketplaces (May 2011)

Category	Apple App Store	Android Market	Ovi Store	GetJar
Proprietor	Apple	Google	Nokia	GetJar
Launched	July 2008	October 2008	May 2009	2004
Number of apps	425,000	238,000	84,000	68,000
Number of downloads	15.0 billion	5.0 billion	1.8 billion	0.6 billion

Source: ComScore, Distimo (June 2011)

„	Size of advertisement market

The Korean domestic advertisement market is expected to grow from Won 7.4 trillion in 2010 to Won 10 trillion in 2015, of which Won 800 billion is expected to be derived from mobile advertisement primarily due to the increasing popularity of smartphones and location-based advertisement services.

Korean advertisement market by medium

(Unit: trillion Won)

Media type	2001	2005	2010	2015*
TV, Radio, Newspaper, Magazine	4.4	4.5	4.3	4.9
Internet	0.1	0.6	1.5	2.3
Mobile			0.3	0.8
Miscellaneous (e.g., CATV)	0.9	1.2	1.6	2.0
Total market size	5.5	6.3	7.4	10.0

Source: Frost & Sullivan (2010); Korea Communications Commission (2010)

*	Forecasted

…	Size of commerce market

The online commerce market is expected to continue to grow due to the growth potential of the number of Internet shoppers and the expansion of online business by offline retailers.

Size of Korean commerce market

(Unit: trillion Won)

Category	2010	2011*	2012*	2014*
Online commerce	24.8	29.6	34.1	45.2
Department stores and large marts	57.2	60.1	63.7	75.1
TV Home Shopping	5.2	5.9	6.3	7.2
Convenience stores	7.0	7.8	8.8	11.2
Supermarket, Street market	101.0	103.3	119.2	113.3
Total market size	197.0	223.0	238.0	252.0

Source: Korea National Statistical Office (2010)

*	Forecasted

(2)	Company overview

The Spin-off Company plans to operate its platform business in the marketplace for digital content (such as T store) and in the open marketplace for online and mobile “commerce” (i.e., retail) (such as 11 Street). It plans to enhance its enterprise value by expanding its business into media platform and advertising platform.

	T store

As of June 2011, T store, which was launched in September 2009, had 8.9 million registered users, 97,000 uploaded contents and 300 million cumulative downloads. As the No. 1 application store in Korea, T store plans to expand its coverage to tablets and GPS navigation devices. T store plans to expand its business in global markets starting from Southeast Asia such as Taiwan (as demonstrated by its agreement with East Power), China (by collaborating with Lenovo/China Mobile Application Store’s Shop-in-shop) and Japan.

‚	T map

T map provides location services to its subscribers, such as map, navigation, real-time traffic information and local information services. As of June 2011, T map had 7 million subscribers. It plans to continue to develop T map platform by expanding services to more diverse types of devices and developing new local services.

ƒ	11 Street

11 Street is an online marketplace that is now competing for the No. 2 position in the Korean e-commerce market, although it has entered the e-commerce market later than its competitors. It plans to expand into overseas markets and pursue “new commerce” markets. The following table gives an overview of the competition among online marketplaces in Korea.

Overview of competition among domestic online marketplaces

Online marketplace	Market share (1)	Monthly transaction amount (1)	Monthly traffic (2)	Number of years in operation
11 Street	29.3%	Won 272.3 billion	15.42 million	3
G Market	40.1%	Won 372.4 billion	16.17 million	9
Auction	30.6%	Won 284.0 billion	15.11 million	13

(Note 1)	As of March 2011

(Note 2)	As of February 2011

„	New businesses (media platform, advertisement platform)

With respect to the media platform business, “hoppin”, a media service that utilizes N-screen technology on a variety of devices, was introduced in January 2011, and there are plans to introduce hoppin compatible smartphones and tablets in the future. The Company also plans to develop hoppin into a media platform that can provide various N-screen services. The Company also plans to expand to overseas markets based on the media platform business experience in Korea.

With respect to the mobile advertisement platform business (T ad), advertisements are currently delivered within applications of smartphone or tablet devices. There are plans to introduce various different types of advertisements targeting all application markets, in addition to T store, by leveraging the Company’s strengths in targeted marketing based on personal customer data and in marketing capabilities linked with products and/or services of subsidiary companies. The Company further plans to develop T ad into a N-screen advertisement platform comprising the Internet, IPTV and TV portal.

(3)	Summary financial information of the Spin-off Business (for the fiscal year ended December 31, 2010)

(Unit: million Won, %)

Category	Amount	% of total amount
Sales	830,796	6.7
Operating profit	13,379	0.7
Net income	10,141	0.7
Total assets	1,521,561	7.7

(Note)	The financial information in the table above is unaudited estimates of the Surviving Company prepared on a non-consolidated basis and, as such, may differ from audited financial statements.

5. Assets to be Transferred to the Spin-off Company and the Value of Such Assets

(1)	The Surviving Company shall transfer the Spin-off Assets to the Spin-off Company in accordance with the Spin-off Plan. However, any right or obligation of which the transfer pursuant to spin-off is not possible by law or by nature shall be deemed to remain with the Surviving Company, and if transfer thereof to the Spin-off Company is necessary, such matter shall be dealt with by consultation between the Surviving Company and Spin-off Company. The same shall apply where transfer pursuant to spin-off requires approval/ permission/clearance of government authority, but such approval/permission/clearance cannot be obtained.

(2)	The list of Spin-off Assets is as set forth in [Attachment 1] (Spin-off Financial Status Table) and [Attachment 2] (List of Spin-off Assets). Any additions or reductions that occur up to the date of spin-off shall be reflected in the Spin-off Financial Status Table and List of Spin-off Assets.

(3)	The value of Spin-off Assets under the preceding paragraph shall be the book value as of September 30, 2011.

(4)	Any change in assets or liabilities of the Spin-off Business due to operations or financial activities of the Spin-off Business from April 1, 2011 to the date of spin-off, or discovery of asset or liability that is omitted or incorrectly reflected in the list of Spin-off Assets, or changes in the amount of assets or liabilities, may be corrected or additionally reflected. Any change pursuant to the preceding sentence shall be reflected in [Attachment 1] (Spin-off Financial Status Table) and [Attachment 2] (List of Spin-off Assets). The value of Spin-off Assets shall be the book value as of September 30, 2011.

(5)	Any intellectual property right including patents, utility model, design, trademark and service mark (whether registered or pending registration, and including all rights and obligation attached thereto), which are owned by the Surviving Company prior to the date of spin-off, shall belong to the Spin-off Company if it relates to the Spin-off Business, and to the Surviving Company if it relates to any other business. However, with respect to important intellectual property rights of which the ownership should be made clear, the ownership is as set forth as an attachment to the Spin-off Plan.

(6)	Summary of Financial Position Before and After Spin-off (as of March 31, 2011)

(Unit: 1,000 Won)

Description	Before Spin-off	After Spin-off
		Surviving Company	Spin-off Company
[Current assets]	5,201,960,796	4,479,301,043	722,659,753
(1) Cash and cash equivalents	1,060,331,856	560,331,856	500,000,000
(2) Trade receivables	1,337,137,322	1,284,784,411	52,352,911
(3) Non-trade receivables	2,102,886,693	1,957,681,078	145,205,615
(4) Other current assets	701,604,925	676,503,698	25,101,227
[Non-current assets]	14,331,971,646	14,827,363,294	752,858,174
(1) Long-term investment	1,759,645,371	1,756,032,803	3,612,568
(2) Capital stock of subsidiary and affiliated companies	3,593,759,479	4,461,081,557	376,365,744
(3) Property and equipment	5,436,270,206	5,312,308,058	123,962,148
(4) Intangible assets	1,359,724,984	1,118,744,515	240,980,469
(5) Goodwill	1,308,422,097	1,306,236,299	2,185,798
(6) Other non- current assets	874,149,509	872,960,062	5,751,447
TOTAL ASSETS	19,533,932,442	19,306,664,337	1,475,517,927
[Current liabilities]	4,630,271,982	4,409,689,011	220,582,971
[Long-term liabilities]	3,409,943,620	3,403,258,486	11,247,134
TOTAL LIABILITIES	8,040,215,602	7,812,947,497	231,830,105
[Capital stock]	44,639,473	44,639,473	30,000,000
[Other paid-in capital]	(24,643,471)	(24,643,471)	1,213,687,822
[Retained earnings]	10,783,750,914	10,783,750,914	—
[Other Stockholders’ Equity]	689,969,924	689,969,924	—
TOTAL STOCKHOLDERS’ EQUITY	11,493,716,840	11,493,716,840	1,243,687,822
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	19,533,932,442	19,306,664,337	1,475,517,927

(Note 1)	The above figures are based on the financial information as of the close of March 31, 2011.

(Note 2)	The above figures may change on the date of spin-off, and will be confirmed when the items subject to spin-off as of September 30, 2011 are determined.

(Note 3)	List of Spin-off Assets: See [Attachment 2] (List of Spin-off Assets). This list is subject to change on the date of spin-off.

(7)	Schedule for the spin-off of assets

The expected spin-off date for the transfer of assets to the Spin-off Company is October 1, 2011. In the case that registration or certain procedural steps related to the transfer are needed, it is expected that such steps will be taken within one month of the expected spin-off date.

6. Matters relating to the Surviving Company

(1)	Name, purpose, head office and method of public notice

Name	Korean: SK Telecom Chusik Hoesa
English: SK Telecom Co., Ltd.
Purpose

1. Information and communication Business

2. Sales and Leases Business of subscriber handsets

3. New Media Business

4. Advertising Business

5. Mail Order Sales Business

6. Real Estate Business (Development, Management, Leasing, etc.) and Chattel Leasing Business

7. Research and Technology Development relating to Items 1 through 4

8. Overseas and Import/Export Business relating to Items 1 through 4

9. Manufacturing and Distribution Business relating to Items 1 through 4

10. Tourism

11. Electronic Financial Business

12. Film Industry (Production, Import, Distribution and Showing)

13. Lifetime Education and Lifetime Educational Facilities Management

14. Electric Engineering Business

15. Information and Communication related Engineering and Construction Business

16. Ubiquitous City Construction and related Services Business

17. Any Business activities incidental to the foregoing activities

Head Office Address	11Euljiro 2-ga, Jung-gu, Seoul, Korea
Method of Public Notice	Publication in The Korea Economic Daily, a newspaper of general circulation in Seoul

(2)	Reduction of Capital and Reserve

The spin-off is a simple vertical spin-off, and therefore the capital and reserve amount of the Surviving Company will not be reduced.

(3)	Method of Capital Reduction

Not applicable.

(4)	Total Number of Issued Shares After Spin-off

(Unit: Won, Shares)

	Type	Before Spin-off (A)	After Spin-off (B)	A-B
Authorized Shares	Common	220,000,000	220,000,000	—
Issued Shares	Common	80,745,711	80,745,711	—
Par Value Per Share	Common	500	500	—
Share Capital	Common	44,639,473,000	44,639,473,000	—
Total Reserve	—	2,943,220,042,567	2,943,220,042,567	—

(Note 1)	The above figures are based on financial data which have not been audited by the external auditor.

(Note 2)	Reserve consists of capital surplus and earned surplus reserve.

(5)	If the number of authorized shares of the company will be reduced, the total number, type, and number of each type, of shares to be reduced

Not applicable.

(6)	Other Matters Requiring Amendment of the Articles of Incorporation

Changes to the Articles of Incorporation (“AOI”) of the Surviving Company are as set forth in the table below (Proposed Partial Changes to the AOI – Current/New Provisions Comparison Table). However, the proposed changes to the AOI may be amended by resolution of the board of directors of the Surviving Company, prior to the date of public announcement or notice of extraordinary shareholders’ meeting for approval of the Spin-off Plan, and the major amendments adopted by such resolution will be publicly announced or notified together with the notice of extraordinary shareholders’ meeting for approval of the spin-off.

Proposed Partial Changes to the AOI –

Current/New Provisions Comparison Table

Current	New (Proposed)

Article 2 (Purpose)

 (same as current)

‚ In order to achieve the above objectives, the Company carries on the following businesses.

1.~16. (same as current)

17. Any business activities incidental to the foregoing activities

ƒ (same as current)

Article 2 (Purpose)

 (same as current)

‚ In order to achieve the above objectives, the Company carries on the following businesses .

1.~16. (same as current)

17. Related businesses through investment in, control and operation of domestic and overseas subsidiaries, invested companies, etc.

18. Business activities incidental to the foregoing activities

ƒ (same as current)

New	Addendum <Change No. 20 (August 31, 2011) > Article 1 (Date of Enforcement) These Articles of Incorporation shall take effect as of October 1, 2011.

7. Miscellaneous Matters

(1)	Revision or Amendment of Spin-off Plan

This Spin-off Plan may be revised or amended as to any of the following items, by board resolution of the Surviving Company, if it is approved at the extraordinary shareholders’ meeting to be held on August 31, 2011, without further approval of the shareholders’ meeting before the registration of spin-off, (i) so long as such revision or amendment is reasonably necessary and the shareholders of the Surviving Company or Spin-off Company are not thereby disadvantaged; and (ii) to the extent that the substance of the relevant provision is not thereby altered. Such revision or amendment shall take effect upon notice or public announcement pursuant to the relevant laws.

	Spin-off schedule

‚	Amount of reduction in reserve of the Surviving Company

ƒ	Assets to be transferred due to the spin-off and the values thereof

„	Financial structure before and after the spin-off

…	Name of the Spin-off Company

†	AOI of the Spin-off Company

(2)	Matters requiring change of hands between the Surviving Company and the Spin-off Company in relation to implementation of this Spin-off Plan (including documents, data and other materials and facts relating to the Spin-off Business) shall be determined by separate discussions between the Surviving Company and the Spin-off Company.

(3)	Succession of Employees and Severance Pay

The Spin-off Company will assume all obligations related to the employment relationships of the employees working in the Spin-off Business as of the date of spin-off, and related legal relationships (including severance pay and loans).

(4)	All contracts and litigations to which the Surviving Company was a party prior to the date of spin-off shall in principle belong to the Spin-off Company if it relates to the Spin-off Business, and to the Surviving Company if it relates to any other business. However, with respect to important litigations of which the ownership should be made clear, the ownership is as set forth in an attachment to the Spin-off Plan.

(5)	Because the spin-off will be in the form of a simple vertical spin-off, dissenting shareholders will not have the right of appraisal (i.e., the right to require the Company to purchase their shares).

(6)	This disclosure is a follow-up disclosure confirming matters that were preliminarily disclosed on May 31, 2011 in response to the Korea Exchange’s request for disclosure.

Attachments:	1. Spin-off Financial Status Table (Exhibit 99.1)

     2. List of Spin-off Assets (Exhibit 99.2)

     3. Articles of Incorporation of SK Platform Co., Ltd. (tentative) (Exhibit 99.3)

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: July 21, 2011

Exhibit 99.1

[Attachment 1] Spin-off Financial Status Table (As of March 31, 2011)

(Unit: 1,000 Won)

Description	Before Spin-off	After Spin-off
		Surviving Company	Spin-off Company
ASSETS
1. Current assets	5,201,960,796	4,479,301,043	722,659,753
Cash and cash equivalents	1,060,331,856	560,331,856	500,000,000
Short-term financial instrument	283,500,000	283,500,000	—
Short-term investment	135,240,000	135,240,000	—
Trade receivables	1,337,137,322	1,284,784,411	52,352,911
Short-term loans	97,717,265	96,472,273	1,244,992
Non-trade receivables	2,102,886,693	1,957,681,078	145,205,615
Accrued revenues	6,578,723	6,500,886	77,837
Advance payments	52,352,248	39,843,565	12,508,683
Prepaid expenses	112,218,369	110,508,766	1,709,603
Inventory Assets	13,875,619	4,315,507	9,560,112
Other Current assets	122,701	122,701	—
2. Non-current assets	14,331,971,646	14,827,363,294	752,858,174
Long-term financial instruments	69,000	69,000	—
Long-term investment	1,759,645,371	1,756,032,803	3,612,568
Capital stock of subsidiary and affiliated companies	3,593,759,479	4,461,081,557	376,365,744
Property and equipment	5,436,270,206	5,312,308,058	123,962,148
Investments in real properties	31,736,296	31,736,296	—
Goodwill	1,308,422,097	1,306,236,299	2,185,798
Intangible assets	1,359,724,984	1,118,744,515	240,980,469
Long-term loans	85,757,642	82,656,744	3,100,898
Long-term receivables	246,728,083	246,728,083	—
Long-term prepaid expenses	17,982,362	17,978,376	3,986
Guarantee deposits	150,705,515	148,058,952	2,646,563
Financial derivatives	155,990,556	155,990,556	—
Deferred corporate tax assets	184,208,583	188,770,583	—
Other non-current assets	971,472	971,472	—
TOTAL ASSETS	19,533,932,442	19,306,664,337	1,475,517,927
LIABILITIES
1. Current liabilities	4,630,271,982	4,409,689,011	220,582,971

Accounts payable	1,448,430,274	1,362,860,616	85,569,658
Advance receipt	37,198,847	31,679,131	5,519,716
Withholdings	489,472,918	379,606,927	109,865,991
Accrued expenses	1,070,399,491	1,050,771,885	19,627,606
Accrued corporate tax	444,063,417	444,063,417	—
Income in advance	301,378,908	301,378,908	—
Current derivatives instrument liabilities	17,163,794	17,163,794	—
Current portion of long-term liabilities	822,164,333	822,164,333	—
2. Long-term liabilities	3,409,943,620	3,403,258,486	11,247,134
Corporate bond	2,785,530,649	2,785,530,649	—
Long-term loans payable	110,720,000	110,720,000	—
Long-term accounts payable	33,256,694	33,256,694	—
Long-term income in advance	231,180,002	231,180,002	—
Provision for retirement benefits	31,373,424	28,000,053	3,373,371
Financial derivatives instrument liabilities	3,779,657	3,779,657	—
Deferred corporate tax liabilities	—	—	4,562,000
Other long-term liabilities	214,103,194	210,791,431	3,311,763
TOTAL LIABILITIES	8,040,215,602	7,812,947,497	231,830,105
STOCKHOLDERS’ EQUITY
1. Capital stock	44,639,473	44,673,473	30,000,000
2. Other paid-in capital	(24,643,471)	(24,643,471)	1,213,687,822
3. Retained earnings	10,783,750,914	10,783,750,914	—
4. Other stockholders’ equity	689,969,924	689,969,924	—
TOTAL STOCKHOLDERS’ EQUITY	11,493,716,840	11,493,716,840	1,243,687,822
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	19,533,932,442	19,306,664,337	1,475,517,927

(Note 1)	The above figures are current as of March 31, 2011 and may change on the date of spin-off.

(Note 2)	List of Spin-off Assets: See [Attachment 2] (List of Spin-off Assets). This list is subject to change on the date of spin-off.

Exhibit 99.2

[Attachment 2] List of Spin-off Assets (as of March 31, 2011)

(Unit: 1,000 Won)

Description	Spin-off Company
	Amount	Remarks
ASSETS
1. Current assets	722,659,753
Cash and cash equivalents	500,000,000	Cash and cash equivalents relating to the Spin-off Business
Short-term financial instrument	—	—
Short-term investment	—	—
Trade receivables	52,352,911	Trade receivables relating to the Spin-off Business
Short-term loans	1,244,992	Short-term loans relating to the Spin-off Business
Non-trade receivables	145,205,615	Non-trade receivables relating to the Spin-off Business
Accrued revenues	77,837	Accrued revenues relating to the Spin-off Business
Advance payments	12,508,683	Advance payments relating to the Spin-off Business
Prepaid expenses	1,709,603	Prepaid expenses relating to the Spin-off Business
Inventory Assets	9,560,112	Inventory Assets relating to the Spin-off Business
Other Current assets	—	—
2. Non-current assets	752,858,174
Long-term financial instruments	—	—
Long-term investment	3,612,568	Long-term investment relating to the Spin-off Business
Capital stock of subsidiary and affiliated companies	376,365,744	Capital stock of subsidiary and affiliated companies relating to the Spin-off Business
Property and equipment	123,962,148	Property and equipment relating to the Spin-off Business
Investments in real properties	—	—
Goodwill	2,185,798	Goodwill relating to the Spin-off Business
Intangible assets	240,980,469	Intangible assets relating to the Spin-off Business
Long-term loans	3,100,898	Long-term loans relating to the Spin-off Business
Long-term receivables	—	—
Long-term prepaid expenses	3,986	Long-term prepaid expenses relating to the Spin-off Business
Guarantee deposits	2,646,563	Guarantee deposits relating to the Spin-off Business
Financial derivatives	—	—
Deferred corporate tax assets	—	—

Other non-current assets	—	—
TOTAL ASSETS	1,475,517,927
LIABILITIES
1. Current liabilities	220,582,971
Accounts payable	85,569,658	Accounts payable relating to the Spin-off Business
Advance receipts	5,519,716	Advance receipts relating to the Spin-off Business
Withholdings	109,865,991	Withholdings relating to the Spin-off Business
Accrued expenses	19,627,605	Accrued expenses relating to the Spin-off Business
Accrued corporate tax	—	—
Income in advance	—	—
Current derivatives instrument liabilities	—	—
Current portion of long-term liabilities	—	—
2. Long-term liabilities	11,247,134
Corporate bond	—	—
Long-term loans payable	—	—
Long-term accounts payable	—	—
Long-term income in advance	—	—
Provision for retirement benefits	3,373,371	Provision for retirement benefits relating to the Spin-off Business
Derivatives instrument liabilities	—	—
Deferred corporate tax liabilities	4,562,000	Deferred corporate tax liabilities relating to the Spin-off Business
Other long-term liabilities	3,311,763	Other long-term liabilities relating to the Spin-off Business
TOTAL LIABILITIES	231,830,105
STOCKHOLDERS’ EQUITY
1. Capital stock	30,000,000
2. Other paid-in capital	1,213,687,822
3. Retained earnings	—
4. Other stockholders’ equity	—
TOTAL STOCKHOLDERS’ EQUITY	1,243,687,822
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	1,475,517,927

(Note 1)	The capital stock of subsidiary and affiliated companies mentioned above are the following: SK Communications (64.7%), Paxnet (59.7%), LOEN Entertainment (63.5%), Television Media Korea (51.0%), Commerce Planet (100.0%), Benex Sector Investment Fund No. 4, Stonebridge Motion Pictures Investment Fund, SK-PVC No. 1 Music Investment Fund, SK-PVC No. 2 Music Investment Fund, Michigan Global Motion Picture Investment Fund, Isu Entertainment No. 3 Investment Fund, K-net Cultural Contents Investment Fund, BMC Digital Cultural Contents Investment Fund, Benex Focus Investment Fund No. 2, Open Innovation Fund and KIF Stonebridge Fund.

(Note 2)	The above figures are current as of March 31, 2011 and may change on the date of spin-off.

Exhibit 99.3

[Attachment 3] Articles of Incorporation of SK Platform Co., Ltd. (tentative)

ARTICLES OF INCORPORATION

Enacted: October 1, 2011

PREMISE

The Company will survive in the rapidly changing world and continue to improve and develop to endure long-term benefits for its shareholders. For this purpose, the Company will establish its management philosophy as follows and carry out its management activities based thereon.

Corporate View

The Company will keep its stability and growth to continue to prosper and develop, through which the Company will create its value for its customers, members and shareholders, play a key role in the social and economic development and contribute to the happiness of human being.

Social Values

The Company will continue to satisfy its customers, obtain trust from them and ultimately develop together with the customers.

The Company will arrange environments to allow its members to voluntarily and enthusiastically engage in its activities and the members will contribute to the corporate development while they work for the Company.

The Company will heighten its values to create values for its shareholders and for this purpose, the Company will secure transparency and effectiveness in its management practices.

The Company will contribute to the society through social and cultural activities as well as to the economic development and will do its best to manage the Company in compliance with the social norms and ethics.

The Company will enlarge values for its interested parties and continue to create profits sufficient for its further growth.

CHAPTER 1. GENERAL PROVISIONS

Article 1. Corporate Name

The name of the Company shall be “SK Platform Chusik Hoesa” (hereafter “Company”), which shall be written in Korean as an written in English as “SK Platform Co., Ltd.”

Article 2. Objectives

The Company’s objective is to carry on the following businesses:

1.	Information and Communication Business;

2.	New Media Business;

3.	Advertising Business;

4.	Mail Order Sales Business;

5.	Wholesale and Retail Business;

6.	Electronic Financial Business;

7.	Film Industry (Production, Import, Distribution and Showing);

8.	Publishing Business;

9.	Motion Picture, Audio Document Production and Distribution;

10.	Composition, Art and Leisure related Business;

11.	Educational Institution, Educational Facilities Management and Education Service Business;

12.	Any Research and Technology Development related to the foregoing Businesses; and

13.	Any Business activities incidental to, or accompanying, the foregoing activities.

Article 3. Head Office and Other Offices

	The Company shall have its head office in Seoul.

‚	The Company may establish branch offices within or outside Korea, as necessary, pursuant to the resolution of the Board of Directors.

Article 4. Method of Public Notice

Public notices by the Company shall be given by publication in The Korea Economic Daily, a daily newspaper published in Seoul.

CHAPTER 2. SHARES

Article 5. Total Number of Shares to be Issued

The total number of shares to be issued by the Company shall be two hundred forty million (240,000,000) shares.

Article 6. Par Value of a Share

The par value of a share issued by the Company shall be five hundred (500) Won per share.

Article 7. Total Number of Shares to be Issued upon Establishment of the Company

The total number of shares to be issued upon the establishment of the Company is sixty million (60,000,000) shares.

Article 8. Classes and Types of Shares

The classes of shares to be issued by the Company shall be common shares and preferred shares, both of which shall be in registered form. Share certificates to be issued by the Company shall be in eight denominations of one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000) shares.

Article 9. No Issuance of Shares Certificates

Pursuant to a shareholder’s request, the Company may not issue share certificates for all or part of the shares owned by such Shareholder.

Article 10. Preemptive Right

	The Company’s shareholders shall have the preemptive right to subscribe to new shares in proportion to their respective shareholdings.

‚	In the case of abandonment or loss of the preemptive right of the Shareholders to subscribe for new shares, or if fractional shares remain at the time of allocation of new shares, such shares shall be disposed of by a resolution of the Board of Directors.

ƒ	New shares issued by the Company as a result of a capital increase (whether for consideration or not), exercise of a stock option or declaration of stock dividends, shall be deemed, for the purpose of determining rights to dividends on such new shares, to have been issued as of the end of the fiscal year immediately preceding the fiscal year in which such new shares are actually issued.

Article 11. Stock Option

	The Company may grant the stock options up to the limit as permitted by relevant laws and regulations to its officers and employees by a special resolution of the general meeting of shareholders.

‚	Officers and employees who may be granted stock options shall be such person who has contributed to profit maximization or technical innovation of the Company or is capable of such contribution; provided, that a person who is prohibited from being granted stock options by relevant laws and regulations shall be excluded from the foregoing.

ƒ	The shares to be delivered upon exercise of stock option (or the stock on the basis of which the difference between the exercise price of the option and the market value is determined, in case of distribution in cash or treasury stocks of the said difference) shall be common shares in registered form.

„	The number of officers and employees to be granted with stock option shall not exceed 50% of the total number of officers and employees. The stock option that can be granted to each person shall not exceed 1/5000 of total number of issued shares.

…	The stock option may be exercised during a period set at the general meeting of shareholders commencing from the date when the relevant officer or employee is entitled to exercise such Stock Option, provided that such period shall not exceed seven (7) years.

†	Dividend distribution to the new shares issued as a result of a stock option exercise shall be in accordance with Article 10 Paragraph (3).

‡	The stock option may be canceled by the resolution of Board of Directors if any of the following occurs:

1.	When the relevant officer or employee voluntarily retires or resign from the Company within three (3) years from the date of grant of stock option;

2.	When the relevant officer or employee causes loss to the Company due to his/her negligence or willful misconduct; or

3.	By operation of any cancellation provision in the contract that grants such stock option.

Article 12. Transfer Agent

	The company may designate a transfer agent.

‚	The transfer agent, the location where its services are to be rendered and the scope of its duties shall be determined by resolution of the Board of Directors of the Company.

ƒ	If the Company designates a transfer agent, the Company shall keep the register of shareholders, or a duplicate thereof, at the location where the transfer agent performs its duties, and the transfer agent shall handle the activities of making entries in the register of shareholders, registration or cancellation of pledges over shares, indication of trust assets and cancellation thereof with respect to shares, issuance of share certificates, receiving reports and other share-related matters.

„	The procedures for the activities referred to in Paragraph (3) above shall be in compliance with the Regulation on the Securities Transfer Agency Business of the Transfer Agent.

Article 13. Register of Shareholders and Registration of Pledges

	The person desiring to change an entry in the register of shareholders shall submit an application (in the form specified by the Company) to the Company together with written documentation evidencing the reasons for share transfer (in the event a share certificate was issued, such share certificate shall be submitted together with the application). Any share transfers in which the transferee’s name (or corporate name) and address is not reflected in the register of shareholders shall be without effect against the Company.

‚	The person desiring to register or cancel a pledge, or indicate trust assets or cancellation thereof, on the shares of the Company shall submit an application (in the form specified by the Company) to the Company together with the share certificate and written documentation evidencing the reasons thereof.

ƒ	If the Company has designated a transfer agent pursuant to Article 12, the submission of written documentation pursuant to Paragraphs (1) and (2) above shall be made to such transfer agent.

Article 14. Report of Name, Address and Seal of Shareholders

	Shareholders and registered pledgees shall report their names (or business names and names of representatives), addresses and seals (signatures in the case of a foreigner) to the Company in the form specified by the Company. In the event a shareholder or registered pledgee desires to exercise his/her rights through an agent appointed pursuant to a power of attorney, such agent shall submit to the company sufficient documents legally evidencing his/her appointment as such agent to the Company, and such documents shall include a power of attorney, with his/her seal affixed to it (signature in the case of a foreigner), setting forth the appointment of the agent, the agent’s name (or business name and name of representative) and agent’s address.

‚	Shareholders and registered pledgees who reside in a foreign country shall appoint and report the place where, and an agent to whom, notices will be given in Korea.

ƒ	The same shall apply to changes in any matters referred to in Paragraphs (1) and (2) above.

„	The Company shall not be responsible for any loss or damage attributable to the failure to comply with the above Paragraphs.

…	If the Company has designated a transfer agent pursuant to Article 12, the submission of written documentation pursuant to Paragraphs (1) and (2) above shall be made to such transfer agent.

Article 15. Suspension or Alteration of Register of Shareholders

	The Company shall suspend entries of a change of shareholders in the Register of shareholders, registering the creation and cancellation of pledges over shares, indication of trust assets and cancellation thereof with respect to shares, for a period beginning on January 1 of each fiscal year and ending on January 31 of such year.

‚	The Company shall cause the shareholders whose names appear in the register of shareholders on December 31 of each fiscal year to exercise the rights as shareholders at the ordinary general meeting of shareholders.

ƒ	If necessary for convening of an extraordinary general meeting of shareholders or any other cause, the Company may set a record date or suspend entries of a change of Shareholders for not more than three (3) months pursuant to a resolution of the Board of Directors and upon at least two week prior public notice. The Board of Directors may, when deemed necessary, both suspend the entries of a change of shareholders and set a record date.

CHAPTER 3. GENERAL MEETING OF SHAREHOLDERS

Article 16. Type and Frequency of General Meeting of Shareholders

	General meetings of the shareholders of the Company shall be of two types: ordinary and extraordinary.

‚	The ordinary general meeting of shareholders shall be convened within three (3) months after the end of each fiscal year and extraordinary general meetings of shareholders shall be convened at any time if determined to be necessary by the Board of Directors.

Article 17. Convening of General Meeting of Shareholders

	Except as otherwise provided by the relevant laws and regulations, general meetings of shareholders shall be convened by the representative director pursuant to the resolution of the Board of Directors.

‚	In the absence of the representative director, the provision of Article 31, Paragraph (3) shall apply mutatis mutandis.

Article 18. Notice and Public Notice of Convening of General Meeting of Shareholders

In convening a general meeting of shareholders, a written notice thereof (digital notice if each shareholder has provided consent thereto) setting forth the time, date, place and agenda of the meeting, shall be sent to each shareholder at least two (2) weeks prior to the date of the meeting. However, in the event such notice of general meeting of shareholders sent by the Company fails to be delivered on the address recorded on the register of shareholders for three (3) consecutive years, the Company shall not have any obligation to provide the relevant shareholder any notice of general meeting of shareholders.

Article 19. Place of General Meeting of Shareholders

General meetings of shareholders shall be held at the place where the head office of the Company is located but may be held at a near-by place if necessary.

Article 20. Chairman of General Meeting of Shareholders

The chairman of the general meeting of shareholders shall be the representative director. In the absence of the representative director, the chairman shall be determined pursuant to the order previously determined by the Board of Directors.

Article 21. Authority to Maintain Order by Chairman of General Meeting of Shareholders

	The chairman of a general meeting of shareholders may order any person who intentionally speaks or behaves obstructively or who disturbs order in the meeting to stop or retract a speech or to leave the place of meeting, and such person shall comply with his/her order.

‚	The chairman of a general meeting of shareholders may limit the length and number of speeches by a shareholder as he/she deems necessary for the smooth proceeding of the meeting.

Article 22. Voting Rights of Shareholders

Each shareholder shall have one (1) vote per share.

Article 23. Disunitary Exercise of Voting Rights

	If a shareholder who holds two (2) or more shares with voting rights wishes to exercise them in disunity, such shareholder shall notify the Company in writing of his intention and reason for disunitary voting at least three (3) days prior to the meeting.

‚	The Company may reject an exercise of vote in disunity by a Shareholder except in the event that he/she has accepted a trust of shares or he/she holds the shares on behalf of another person.

Article 24. Exercise of Voting Rights by Proxy

	A shareholder may exercise his/her voting rights by proxy through an agent properly appointed by such shareholder.

‚	Such agent must present written documents evidencing his/her power of attorney to the general meeting of shareholders.

Article 25. Method of Resolution by General Meeting of Shareholders

All resolutions of general meetings of shareholders, except as otherwise provided by the relevant laws and regulations, shall be adopted by affirmative votes of the majority of the voting rights of Shareholders present thereat and at least one-fourth (1/4) of the total number of shares issued and outstanding.

Article 26. Minutes of General Meeting of Shareholders

The substance of the course and proceedings of a general meeting of shareholders and the results thereof shall be recorded in minutes on which the names and seals of the chairman and the directors present at the meeting shall be affixed or which shall be signed by such persons, and shall be kept at the head office and branches of the Company.

CHAPTER 4. DIRECTORS AND AUDITORS

Article 27. Number and Appointment of Directors

	The Company shall have a three (3) or more directors.

‚	The directors shall be elected at a general meeting of shareholders by affirmative votes of the majority of the voting rights of Shareholders present thereat and at least one-fourth (1/4) of the total number of shares issued and outstanding.

ƒ	In the event two (2) or more directors are to be appointed, cumulative voting system pursuant to Article 382-2 of the Commercial Act shall not be applicable.

Article 28. Qualification of Director

A person who falls under any of the following categories shall not be a director of the Company, and a director who falls under any of the following categories after his/her appointment shall be dismissed:

1.	Person who controls a company having competitive relationship with the Company, as specified in the Monopoly Regulation and Fair Trade Law (hereinafter, the “FTL”) or any person related to such a person (provided, that, even of such company is engaged in the same type of business as the Company, if such company is a part of the same enterprise group as the Company pursuant to FTL, such company shall not be considered to have a competitive relationship with the Company. The same shall apply to the below provisions);

2.	Person who is, or has been within last two (2) years, an officer or an employee of a company having competitive relationship with the Company, or a company which belongs to the same enterprise group as such competitor under the FTL; or

3.	Person who is, or has been within last two (2) years, an officer or an employee of a company which is the largest shareholder or the 2nd largest shareholder of a company having competitive relationship with the Company, or a company which belongs to the same enterprise group as such company under the FTL.

Article 29. Term of office of Directors

The term of office of the directors shall be three (3) years; provided, however, that in the event a directors term of office is scheduled to expire after the end of a fiscal year but prior to the ordinary general meeting of shareholders with respect to such fiscal year, such term shall be extended to the end of such ordinary general meeting of shareholders.

Article 30. Appointment of Directors in case of Vacancy

	If a director falls under one of the following items, his/her position shall be deemed to be vacant:

1.	When dead;

2.	When adjudicated insolvent;

3.	When declared incapacitated person or quasi-incapacitated person; and

4.	When sentenced to imprisonment without prison labor or heavier punishment.

‚	Any vacancy in the office of director shall be filled by a resolution of an extraordinary general meeting of shareholders. However, if the number of directors required by these Articles of Incorporation or applicable laws is met and there is no difficulty in the administration of business, an appointment may not be made.

ƒ	The terms of office of a director appointed to fill a vacancy shall commence on the date of taking office.

Article 31. Duties of Directors

	The Company shall appoint one (1) or more representative director(s) among the directors by a resolution of the Board of Directors.

‚	The representative director shall represent the Company, implement matters resolved by the Board of Directors and manage all affairs of the Company.

ƒ	The directors shall assist the representative director and shall carry out their respective responsibilities as determined by the Board of Directors. In the absence of the representative director, they shall perform his/her duty in the order determined by the provisions of the Board of Directors.

„	A director shall immediately report to the auditor when such director discovers any matter which could materially cause damage to the Company.

…	The directors shall faithfully perform their respective duties for the benefit of the Company.

Article 32. Auditors

	The Company shall have one (1) or more auditor(s) appointed by the general meeting of shareholders.

‚	The term of office of an auditor shall be until the close of the 3rd ordinary general meeting of shareholders convened after he/she takes office.

ƒ	In the event of a vacancy among the auditors (if such vacancy results in the failure to meet the minimum number of auditors set forth in Paragraph (1) above), such vacancy shall be filled by convening an extraordinary general meeting of shareholders.

Article 33. Duties of Auditors

	Auditor shall audit the accounts and corporate affairs of the Company.

‚	Auditor shall review proposals and documents to be submitted by a director to the general meeting of shareholders, and provide his/her opinion to the general meeting of shareholders on whether there is any violation of law or these Articles of Incorporation or any other substantial unfairness.

ƒ	Auditor may attend the meeting of Board of Directors and present his/her opinion.

„	Auditor may request the convening of an extraordinary general meeting of shareholders by submitting to the Board of Directors a written request setting forth the objectives and reasons for such extraordinary general meeting of shareholders.

…	Auditor may request a subsidiary to provide the report on its operations if necessary for the performance of his/her obligations. In the event such subsidiary does not promptly provide such requested report, or if the auditor determines that verification of the contents of such report is necessary, the auditor may investigate the status of operations and assets of such subsidiary.

Article 34. Remuneration and Severance Pay of Directors and Auditors

	The limit of amount of remuneration of directors and auditors shall be determined by the general meeting of shareholders.

‚	Severance allowances for directors and auditors shall be handled in accordance with the Regulation on Remuneration for Officers and Employees as adopted by a resolution of the general meeting of shareholders.

CHAPTER 5. BOARD OF DIRECTORS

Article 35. Composition of Board of Directors

The Board of Directors of the Company shall consist of directors. The Board of Directors shall resolve all important matters relating to the Company’s business operations.

Article 36. Convening of the Board of Directors’ Meeting

	Meetings of the Board of Directors shall be convened by the representative director as he deems necessary or upon the written request of a directors setting forth the reasons for such request; provided, that the representative director may refuse such request if he/she determines that there is no justifiable reason for convening a meeting of the board of directors.

‚	In convening a meeting of the Board of Directors, a notice thereof setting forth agenda of the meeting shall be provided to each director at least two (2) days prior to the date of the meeting.

ƒ	The procedure of Paragraph (2) may be dispensed with upon the consent of all directors and auditors.

Article 37. Resolutions of the Board of Directors

	Resolutions of the Board of Directors shall be adopted by the presence of a majority of the directors in office and by the affirmative vote of a majority of the directors present.

‚	The Board of Directors may allow all directors or a part thereof to participate in resolutions of the Board of Directors through the means of audio-video communication system, in lieu of attending such a meeting in person. In such a case, such director(s) shall be deemed to have attended such a meeting in person.

ƒ	No director who has an interest in a matter for resolution may exercise his or her vote upon such matter.

Article 38. Management

The Board of Directors may adopt provisions of the Board of Directors governing detailed matters relating to the management of the Board of Director.

Article 39. Committee

	The Company may establish committees within the Board of Directors.

‚	The composition, authority, operation of such committees and other detailed matters relating to such committees shall be determined pursuant to the resolution of the Board of Directors.

Article 40. Minutes of the Meeting of the Board of Directors

All agenda of the Board of Directors, the substance of the proceedings of the Board and the result thereof, name(s) of director(s) who raise(s) an objection to the Board resolution and the reason therefor, shall be recorded in the minutes on which the names and seals of the chairman and all directors and auditors present shall be affixed or which shall be signed by such persons, and shall be kept at the head office.

CHAPTER 6. ACCOUNTING

Article 41. Fiscal Year

The fiscal year of the Company shall commence on January 1 and end on December 31 of each year.

Article 42. Preparation of Financial Statements and Business Report

	The representative director of the Company shall prepare the following documents, supplementary documents thereto and the business report and, after obtaining approval of the Board of Directors, submit such documents to the auditor six (6) weeks prior to the day set for the ordinary general meeting of shareholders, and the representative director shall submit the following documents and the business report to the ordinary general meeting of shareholders:

1.	Balance sheet;

2.	Profit and loss statement; and

3.	Statement of appropriation of earned surplus or statement of disposition of deficit

‚	The auditor shall submit the audit report on the documents described in Paragraph (1) above to the representative director within four (4) weeks from the day of receipt thereof.

ƒ	The representative director shall keep the documents described in Paragraph (1) above, together with the audit report, at the head office of the Company for five (5) years and certified copies of all of such documents at the branches of the Company for three (3) years beginning from one (1) week prior to the day of the ordinary general meeting of shareholders.

„	Upon approval by the ordinary general meeting of shareholders of the documents described in Items of Paragraph (1) above, the representative director shall, without delay, give public notice of the balance sheet.

Article 43. Disposition of Surplus

The unappropriated earned surplus of the Company of each fiscal year shall be disposed of pursuant to the resolution of the general meeting of shareholders and in accordance with the following:

1.	Earned surplus reserves;

2.	Other Statutory reserves;

3.	Discretionary reserves;

4.	Dividends; and

5.	Other appropriation of retained earnings.

Article 44. Dividends

	Dividends may be paid in cash or shares.

‚	In the case of stock dividends, the classes and types of new shares to be allotted may be determined by resolution of the general meetings of shareholders if the Company has issued different classes and types of shares.

ƒ	Dividends under Paragraph (1) shall be paid to the shareholders or pledgees who are registered in the register of shareholders as of the last day of each fiscal year.

„	If there is no claim for the payment of dividends for five (5) years from the date when the allotment starts, the right to claim dividends in Paragraph (1) shall be deemed to be waived and the dividend shall be deemed to be the earning of the Company. No interest shall accrue on any unpaid dividends.

Article 45. Cancellation of Stock with Profits

	By resolution of the Board of Directors, the Company may cancel the Company’s shares within the amount of the profits distributable to the shareholders of the Company.

‚	The details of cancellation of stock with profits, such as the type and number of shares to be cancelled and the method of such cancellation, shall be determined by resolution of the Board of Directors.

CHAPTER 7. SUPPLEMENTARY PROVISIONS

Article 46. Duty of Confidentiality

	The employees, or the former employees, of the Company shall not disclose or embezzle secrets which were obtained in connection with his/her duty.

‚	If any officer or any person who was the officer of the Company discloses or misappropriates the information concerning the management of the Company, he/she shall be liable for the loss incurred to the Company.

Article 47. Adoption of By-Laws

The Company may, pursuant to resolutions of the Board of Directors, establish by-laws as necessary for the operation and management of the Company.

Article 48. Remuneration and Severance Pay for Officers who are not Directors or Auditors

Remuneration and severance pay to officers who are not directors or auditors shall be determined in accordance with the regulations on payment of remuneration and severance pay decided by the Board of Directors.

Article 49. Scope of Application

Matters not specifically provided herein shall be determined in accordance to the resolutions adopted at a general meeting of shareholders of the Company and applicable provisions of relevant laws including Commercial Code.

ADDENDA

Article 1. Effective Date

These Articles of Incorporation shall take effect as of the date the Company is established.

Article 2. Establishment of Company by Split-Off

This Company is established pursuant to a spin-off from SK Telecom Co., Ltd. and the assets to be transferred to the Company and amounts thereof as a result of such spin-off shall be as set forth in the Spin-Off Plan approved by the general meeting of shareholders of SK Telecom Co., Ltd. on August 31, 2011.

Article 3. Exception Regarding Fiscal Year

Notwithstanding the provisions of Article 41, the initial fiscal year of the Company shall commence on the date the Company is established and end on December 31, 2011.

Article 4. Promoter

This Company has been established with spin-off assets from the spin-off of the platform business of SK Telecom Co., Ltd. Therefore, the Company does not have a promoter.

Article 5. Address and Name of Company Prior to Spin-Off

These Articles of Incorporation are prepared for the establishment of the Company and shall be signed by the representative directors of SK Telecom Co., Ltd. prior to the spin-off (or should have the seals of such representative directors affixed hereto).

August 31, 2011

11 Euljiro 2-ga, Jung-gu, Seoul

SK Telecom Co., Ltd.

Representative Director Sung Min Ha

Representative Director Jin Woo So